Filed Pursuant to Rule 424(b)(3)
 Registration No. 333-258348

Prospectus Supplement No. 1
(to prospectus dated August 24, 2021)

Up to 85,750,000 Shares of Class A Common Stock
and
Up to 1,336,329,949 Shares of Class A Common Stock
Up to 44,350,000 Warrants to Purchase Class A Common Stock
Offered by the Selling Securityholders

This prospectus supplement is being filed to update and supplement the information contained in the prospectus dated August 24, 2021 (the “Prospectus”), which forms part of our registration statement on Form S-1 (No. 333-258348) with the information contained in our Current Report on Form 8-K, filed with the Securities and Exchange Commission (the “SEC”) on September 8, 2021 (the “Current Report”). Accordingly, we have attached the Current Report to this prospectus supplement.

The Prospectus and this prospectus supplement relate to: (1) the issuance by us of an aggregate of up to 85,750,000 shares of our common stock, par value $0.0001 per share (“Class A common stock”), consisting of (a) 41,400,000 shares of Class A common stock issuable upon exercise of the Public Warrants, (b) 42,850,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and (c) 1,500,000 shares of Class A common stock issuable upon exercise of the Working Capital Warrants, and (2) the offer and sale from time to time by the selling securityholders named in the Prospectus (the “Selling Securityholders”), or their permitted transferees, of (a) up to 1,336,329,949 shares of Class A common stock, consisting of (i) 1,244,157,121 issued and outstanding shares of Class A common stock, (ii) 47,822,828 shares of Class A common stock subject to vesting and/or exercise of the assumed Lucid Equity Awards and (iii) 44,350,000 shares of Class A common stock issuable upon exercise of the Private Placement Warrants and the Working Capital Warrants, and (b) 44,350,000 warrants representing the Private Placement Warrants and the Working Capital Warrants.

This prospectus supplement updates and supplements the information in the Prospectus and is not complete without, and may not be delivered or utilized except in combination with, the Prospectus, including any amendments or supplements thereto. This prospectus supplement should be read in conjunction with the Prospectus and if there is any inconsistency between the information in the Prospectus and this prospectus supplement, you should rely on the information in this prospectus supplement. Terms used in this prospectus supplement but not defined herein shall have the meanings given to such terms in the Prospectus.

We are an “emerging growth company” as defined in Section 2(a) of the Securities Act and are subject to reduced public company reporting requirements. We expect that we will cease to be an emerging growth company as of December 31, 2021. As of July 23, 2021 our majority stockholder, Ayar, owned approximately 62.7% of our outstanding common stock. As a result, we are a “controlled company” within the meaning of Nasdaq rules and, as a result, qualify for exemptions from certain corporate governance requirements. Ayar also currently has the ability to nominate five of the nine directors to our Board.

You should read the Prospectus, this prospectus supplement and any additional prospectus supplement or amendment carefully before you invest in our securities. Our Class A common stock and Public Warrants are listed on The Nasdaq Stock Market LLC under the symbols “LCID” and “LCIDW,” respectively. On September 7, 2021, the closing price of our Class A common stock was $19.89 per share and the closing price for our Public Warrants was $8.43.

Investing in our Class A common stock and warrants involves a high degree of risk. See the section titled “Risk Factors” beginning on page 8 of the Prospectus.

Neither the SEC nor any other state securities commission has approved or disapproved of these securities or passed on the adequacy or accuracy of the Prospectus or this prospectus supplement. Any representation to the contrary is a criminal offense.

September 8, 2021

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 or 15(d)
of the Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): September 8, 2021

Lucid Group, Inc.

(Exact name of registrant as specified in its charter)

Delaware	001-39408	85-0891392
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

7373 Gateway Blvd Newark, CA (Address of principal executive offices)	94560 (Zip Code)

Registrant’s telephone number, including area code: (510) 648-3553

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (see General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Title of each class	Trading Symbol	Name of each exchange on which registered
Class A Common Stock, $0.0001 par value per share	LCID	The Nasdaq Stock Market LLC

Warrants, each exercisable for one share of Class A Common Stock at an exercise price of $11.50 per share	LCIDW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933(§230.405 of this chapter) or Rule 12b-2 of the Securities Exchange Act of 1934 (§240.12b-2 of this chapter).
Emerging growth company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01.	Other Events.

On September 8, 2021, Lucid Group, Inc. (the “Company”) issued a press release announcing the redemption of all of its outstanding public warrants to purchase shares of its common stock that were issued under the Warrant Agreement, dated July 29, 2020, by and between the Company and Continental Stock Transfer & Trust Company (subsequently replaced by Equiniti Trust Company), as warrant agent, as part of the units sold in the Company’s initial public offering. A copy of the press release is filed as Exhibit 99.1 hereto and is incorporated herein by reference.

A copy of the Notice of Redemption delivered by the Company is filed as Exhibit 99.2 hereto and is incorporated herein by reference.

Neither this Current Report on Form 8-K, the press release attached hereto as Exhibit 99.1 nor the Notice of Redemption attached hereto as Exhibit 99.2 constitutes an offer to sell or the solicitation of an offer to buy any of the Company’s securities, and shall not constitute an offer, solicitation or sale in any jurisdiction in which such offering, solicitation or sale would be unlawful.

Item 9.01.	Financial Statements and Exhibits.

(d)       Exhibits.

Exhibit Number	Description
99.1	Press Release, dated September 8, 2021

99.2	Notice of Redemption, dated September 8, 2021

104	Cover Page Interactive Data File (embedded within the Inline XBRL document)

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this Current Report on Form 8-K to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: September 8, 2021

LUCID GROUP, INC.

By:	/s/ Sherry House
Name: Sherry House Title: Chief Financial Officer

Exhibit 99.1

Lucid Announces Cashless Redemption of Public Warrants

•	Cashless redemption reflects confidence in Lucid business outlook and strong balance sheet
•	Action minimizes dilution to existing shareholders while enabling warrant holders to hold Lucid stock without cash exercise

NEWARK, CA, September 8, 2021 – Lucid Group, which is setting new standards with its advanced luxury EVs, today announced that the Company will redeem all of its outstanding public warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock that were issued under the Warrant Agreement dated July 29, 2020 by and between the Company and Continental Stock Transfer & Trust Company as warrant agent (as assigned to and assumed by the Company and Equiniti Trust Company, as transfer agent and warrant agent), as part of the units sold in the Company’s initial public offering (the “IPO”), for a redemption price of $0.01 per Public Warrant (the “Redemption Price”) that remain outstanding at 5:00 p.m. Eastern Time on October 8, 2021 (the “Redemption Date”).

“We are pleased to announce the cashless redemption of our public warrants,“ said Peter Rawlinson, CEO & CTO of Lucid Group. “This is an important milestone in streamlining our capital structure to eliminate outstanding public warrants at the same time as we see growing confidence in Lucid’s ground-breaking, in-house developed electric vehicle technology, which will soon arrive into the market in Lucid Air. Lucid has chosen in part to require cashless exercise of the Public Warrants to enable warrant holders, including our retail investors, to hold shares in Lucid without cash exercise. We also expect this action will minimize dilution from these public warrants.”

The Public Warrants are listed on Nasdaq under the symbol “LCIDW.” Each Public Warrant entitles the holder thereof to purchase one share of Class A common stock for a purchase price of $11.50 per share, subject to adjustments (the “Exercise Price”). Under the terms of the Warrant Agreement, Lucid is entitled to redeem all of the outstanding Public Warrants if the last sale price of the Class A common stock is at least $18.00 per share on each of twenty trading days within any thirty-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. Lucid has directed the warrant agent to deliver a notice of redemption to each of the registered holders of the outstanding Public Warrants. Warrants to purchase Class A common stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants will cease trading on Nasdaq at 5:00 pm Eastern Time on the Redemption Date. Any Public Warrants that remain unexercised at 5:00 pm Eastern Time on the Redemption Date will be delisted, void and no longer exercisable, and their holders will have no rights with respect to those Public Warrants except to receive the Redemption Price or as otherwise described in the redemption notice for holders who hold their Public Warrants in “street name.”

In addition, in accordance with the Warrant Agreement, Lucid’s board of directors has elected to require that, upon delivery of the notice of redemption, all Public Warrants are to be exercised only on a “cashless basis.” Accordingly, holders may no longer exercise Public Warrants and receive Class A common stock in exchange for payment in cash of the $11.50 per warrant exercise price. Instead, a holder exercising a Public Warrant will be deemed to pay the $11.50 per warrant exercise price by the surrender of 0.5542 of a share of Class A common stock (such fraction determined as described below) that such holder would have been entitled to receive upon a cash exercise of a Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.4458 of a share of Class A common stock for each Public Warrant surrendered for exercise.

The number of shares of Class A common stock that each exercising warrant holder will receive by virtue of the cashless exercise (instead of paying the $11.50 per Public Warrant cash exercise price) was calculated in accordance with the terms of the Warrant Agreement and is equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between $20.751, the average last sale price of the Class A common stock for the ten trading days ending on September 2, 2021, the third trading day prior to the date of the redemption notice (the “Fair Market Value”) and $11.50, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A common stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Questions concerning redemption and exercise of the Public Warrants can be directed to Equiniti Trust Company, P.O. Box 64874, St. Paul, MN 55164-0874, Attention: EQ Shareowner Services, telephone number (833) 914-2119.

About Lucid Group

Lucid seeks to inspire the adoption of sustainable energy by creating the most captivating electric vehicles, centered around the human experience. The company’s first car, Lucid Air, is a state-of-the-art luxury sedan with a California-inspired design underpinned by race-proven technology. Featuring luxurious interior space in a mid-size exterior footprint, select models of Air are expected to be capable of a projected EPA estimated range of over 500 miles. Customer deliveries of Lucid Air are planned to begin this year.

Media Contact

media@lucidmotors.com

Exhibit 99.2

September 8, 2021

NOTICE OF REDEMPTION OF CERTAIN WARRANTS (CUSIP 549498 111)

Dear Public Warrant Holder,

Lucid Group, Inc. (the “Company”) hereby gives notice that it is redeeming, at 5:00 p.m. Eastern Time on October 8, 2021 (the “Redemption Date”), all of the Company’s outstanding warrants (the “Public Warrants”) to purchase shares of the Company’s Class A common stock, par value $0.0001 per share (the “Class A common stock”), that were issued under the Warrant Agreement, dated July 29, 2020 (the “Warrant Agreement”), by and between the Company and Continental Stock Transfer & Trust Company, as warrant agent (as assigned to and assumed by the Company and Equiniti Trust Company, as transfer agent and warrant agent) (Equiniti Trust Company, the “Warrant Agent”), as part of the units sold in the Company’s initial public offering (the “IPO”) for a redemption price of $0.01 per Public Warrant (the “Redemption Price”). Each Public Warrant entitles the holder thereof to purchase one share of Class A common stock for a purchase price of $11.50 per share, subject to adjustments. The Public Warrants will cease trading on The Nasdaq Stock Market LLC (“Nasdaq”) at 5:00 pm Eastern Time on the Redemption Date. Any Public Warrants that remain unexercised at 5:00 p.m. Eastern Time on the Redemption Date will be void and no longer exercisable and their holders will have no rights with respect to those Public Warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” Warrants to purchase Class A common stock that were issued under the Warrant Agreement in a private placement simultaneously with the IPO and still held by the initial holders thereof or their permitted transferees are not subject to this notice of redemption.

The Public Warrants are listed on Nasdaq under the symbol “LCIDW”. On September 7, 2021, the closing price of the Public Warrants was $8.43, and the closing price of the Class A common stock was $19.89.

TERMS OF REDEMPTION; CESSATION OF RIGHTS

The rights of the Public Warrant holders to exercise their Public Warrants will terminate immediately prior to 5:00 p.m. Eastern Time on the Redemption Date. At 5:00 p.m. Eastern Time on the Redemption Date and thereafter, holders of unexercised Public Warrants will have no rights with respect to those warrants, except to receive the Redemption Price or as otherwise described in this notice for holders who hold their Public Warrants in “street name.” You should consult with your broker, financial advisor and/or tax advisor to consider whether or not to exercise your Public Warrants.

The Company is exercising this right to redeem the Public Warrants pursuant to Section 6 of the Warrant Agreement. Pursuant to Section 6.1 of the Warrant Agreement, the Company has the right to redeem all of the outstanding Public Warrants if the last sales price of the Class A common stock equals or exceeds $18.00 per share on each of 20 trading days within any 30-day trading period ending on the third trading day prior to the date on which a notice of redemption is given. The last sales price of the Class A common stock has been at least $18.00 per share on each of 20 trading days within the 30-day trading period ending on September 2, 2021 (which is the third trading day prior to the date of this redemption notice).

EXERCISE PROCEDURE

Public Warrant holders have until 5:00 p.m. Eastern Time on the Redemption Date to exercise their Public Warrants to purchase Class A common stock. Each Public Warrant entitles the holder thereof to purchase one share of Class A common stock at a cash price of $11.50 per Public Warrant exercised (the “Exercise Price”).

In accordance with Section 3.3.1(b) of the Warrant Agreement, the Company’s board of directors has elected to require that, following delivery of this notice of redemption, all Public Warrants be exercised only on a cashless basis.

As a result of the board of directors having made this election, holders may no longer exercise Public Warrants in exchange for payment in cash of the Exercise Price. Instead, a holder exercising a Public Warrant will be deemed to pay the per warrant Exercise Price by the surrender of 0.5542 of a share of Class A common stock that such holder would have been entitled to receive upon a cash exercise of each Public Warrant. Accordingly, by virtue of the cashless exercise of the Public Warrants, exercising warrant holders will receive 0.4458 of a share of Class A common stock for each Public Warrant surrendered for exercise.

The number of shares that each exercising warrant holder will receive by virtue of the cashless exercise was calculated in accordance with Section 3.3.1(b) of the Warrant Agreement and will be equal to the quotient obtained by dividing (x) the product of the number of shares underlying the Public Warrants held by such warrant holder, multiplied by the difference between $20.751, the average last sale price of the Class A common stock for the ten trading days ending on September 2, 2021, the third trading day prior to the date of this notice (the “Fair Market Value”) and the Exercise Price, by (y) the Fair Market Value. If any holder of Public Warrants would, after taking into account all of such holder’s Public Warrants exercised at one time, be entitled to receive a fractional interest in a share of Class A common stock, the number of shares the holder will be entitled to receive will be rounded down to the nearest whole number of shares.

Those who hold their Public Warrants in “street name” should immediately contact their broker to determine their broker’s procedure for exercising their Public Warrants.

Persons who are holders of record of their Public Warrants may exercise their Public Warrants by sending a fully and properly completed “Election to Purchase” (a form of which is attached hereto as Annex A), duly executed and indicating, among of things, the number of Public Warrants being exercised, to the Warrant Agent:

Equiniti Trust Company

P.O. Box 64874

St. Paul, MN 55164-0874

Attention: Corporate Actions

Telephone: (833) 914-2119

The method of delivery of the Public Warrants is at the option and risk of the holder, but if mail is used, registered mail properly insured is suggested.

The fully and properly completed Election to Purchase must be received by Equiniti Trust Company prior to 5:00 p.m. Eastern Time on the Redemption Date. Subject to the following paragraph, any failure to deliver a fully and properly completed Election to Purchase before such time will result in such holder’s Public Warrants being redeemed and not exercised.

WARRANTS HELD IN STREET NAME

For holders of Public Warrants who hold their warrants in “street name,” provided that a Notice of Guaranteed Delivery is received by the Warrant Agent prior to 5:00 p.m. Eastern Time on the Redemption Date, broker-dealers shall have two business days from the Redemption Date, or 5:00 p.m. Eastern Time on October 13, 2021, to deliver the Public Warrants to the Warrant Agent. Any such Public Warrant received without the Election to Purchase or the Notice of Guaranteed Delivery having been duly executed and fully and properly completed will be deemed to have been delivered for redemption (at $0.01 per Public Warrant), and not for exercise.

REDEMPTION PROCEDURE

Payment of the Redemption Price will be made by the Company upon presentation and surrender of a Public Warrant for payment after 5:00 p.m. Eastern Time on the Redemption Date. Those who hold their shares in “street name” should contact their broker to determine their broker’s procedure for redeeming their Public Warrants.

Under United States federal income tax laws, the Warrant Agent may be required to withhold 24% of the Redemption Price unless such holder has furnished a valid taxpayer identification number and certification that the number supplied is correct or has otherwise established that such holder is not subject to backup withholding. Holders of the Public Warrants who wish to avoid backup withholding should submit either a completed IRS Form W-9 (use only if the holder is a U.S. person, including a resident alien), or the appropriate IRS Form W-8 (use only if the holder is neither a U.S. person nor a resident alien), when providing the Election to Purchase, if the holder has not already provided such documentation to the Warrant Agent. See: IRS Publication 515, Withholding of Tax on Nonresident Aliens and Foreign Entities. Publication 515, IRS Form W-9 and IRS Form W-8 forms and corresponding instructions are available through the IRS website at www.irs.gov. Holders should consult their tax advisors.

*********************************

Any questions you may have about redemption and exercising your Public Warrants may be directed to the Warrant Agent at its address and telephone number set forth above.

Sincerely,

Lucid Group, Inc.

/s/ Sherry House
Sherry House
Chief Financial Officer

Annex A

LUCID GROUP, INC.

Election to Purchase

(To Be Executed Upon Exercise of Warrant)

The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, to receive shares of Common Stock and herewith tenders payment for such shares of Common Stock to the order of Churchill Capital Corp IV (the “Company”) in the amount of $__________ in accordance with the terms hereof. The undersigned requests that a certificate for such shares of Common Stock be registered in the name of _________, whose address is _______________________ and that such shares of Common Stock be delivered to _________ whose address is _______________________. If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder, the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of ____________, whose address is ________________, and that such Warrant Certificate be delivered to __________, whose address is ___________________.

In the event that the Warrant has been called for redemption by the Company pursuant to Section 6.1 of the Warrant Agreement and the Company has required cashless exercise pursuant to Section 6.3 of the Warrant Agreement, the number of shares of Common Stock that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(b) and Section 6.3 of the Warrant Agreement.

In the event that the Warrant is a Private Placement Warrant that is to be exercised on a “cashless” basis pursuant to subsection 3.3.1(c) of the Warrant Agreement, the number of shares of Common Stock that this Warrant is exercisable for shall be determined in accordance with subsection 3.3.1(c) of the Warrant Agreement.

In the event that the Warrant is to be exercised on a “cashless” basis pursuant to Section 7.4 of the Warrant Agreement, the number of shares of Common Stock that this Warrant is exercisable for shall be determined in accordance with Section 7.4 of the Warrant Agreement.

In the event that the Warrant may be exercised, to the extent allowed by the Warrant Agreement, through cashless exercise (i) the number of shares of Common Stock that this Warrant is exercisable for would be determined in accordance with the relevant section of the Warrant Agreement which allows for such cashless exercise and (ii) the holder hereof shall complete the following: The undersigned hereby irrevocably elects to exercise the right, represented by this Warrant Certificate, through the cashless exercise provisions of the Warrant Agreement, to receive shares of Common Stock. If said number of shares of Common Stock is less than all of the shares of Common Stock purchasable hereunder (after giving effect to the cashless exercise), the undersigned requests that a new Warrant Certificate representing the remaining balance of such shares of Common Stock be registered in the name of ________________, whose address is ___________, and that such Warrant Certificate be delivered to ____________, whose address is ______________.

Date: ________________	Signature: ________________

Address: ________________

Tax Identification Number: ________________

Signature Guaranteed: ________________

THE SIGNATURE(S) SHOULD BE GUARANTEED BY AN ELIGIBLE GUARANTOR INSTITUTION (BANKS, STOCKBROKERS, SAVINGS AND LOAN ASSOCIATIONS AND CREDIT UNIONS WITH MEMBERSHIP IN AN APPROVED SIGNATURE GUARANTEE MEDALLION PROGRAM, PURSUANT TO SEC RULE 17Ad-15 (OR ANY SUCCESSOR RULE) UNDER THE SECURITIES EXCHANGE ACT, OF 1934, AS AMENDED).

Trademarks

This communication contains trademarks, service marks, trade names and copyrights of Lucid Group, Inc. and its affiliates (the “Company”) and other companies, which are the property of their respective owners.

Forward-Looking Statements

This communication includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. Forward-looking statements may be identified by the use of words such as “estimate,” “plan,” “project,” “forecast,” “intend,” “will,” “expect,” “anticipate,” “believe,” “seek,” “target,” “continue,” “could,” “may,” “might,” “possible,” “potential,” “predict” or other similar expressions that predict or indicate future events or trends or that are not statements of historical facts. These forward-looking statements include, but are not limited to, statements regarding the Company’s expectations and timing related to the start of production and deliveries of the Lucid Air and the performance, range, and other features of the Lucid Air. These statements are based on various assumptions, and actual events and circumstances may differ. Forward-looking statements are subject to a number of risks and uncertainties, including factors discussed in the Company’s Registration Statement on Form S-1, the Company’s Annual Report on Form 10-K/A for the year ended December 31, 2020 and the Company’s Quarterly Report on Form 10-Q for the quarter ended June 30, 2021, in each case, under the heading “Risk Factors,” as well as other documents of the Company that are filed, or will be filed, with the Securities and Exchange Commission. If any of these risks materialize or the Company’s assumptions prove incorrect, actual results could differ materially from the results implied by these forward-looking statements. There may be additional risks that the Company does not presently know or that the Company currently believes are immaterial that could also cause actual results to differ from those contained in the forward-looking statements. In addition, forward-looking statements reflect the Company’s expectations, plans or forecasts of future events and views as of the date of this communication. However, while the Company may elect to update these forward-looking statements at some point in the future, the Company specifically disclaims any obligation to do so. These forward-looking statements should not be relied upon as representing the Company’s assessments as of any date subsequent to the date of this communication.